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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              WORLD SERVICES, INC.
                            (Name of Subject Company)

                              WORLD SERVICES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   98151p 10 5
                      (CUSIP Number of Class of Securities)

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                            Ronne Tarrell, President
                              World Services, Inc.
                          724 North Kline, P.O. Box 786
                        Aberdeen, South Dakota 57406-0786
                                 (605) 225-4131
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                         Herrick K. Lidstone, Jr., Esq.
                              Norton Lidstone, P.C.
                             Suite 850, The Quadrant
                                5445 DTC Parkway
                        Greenwood Village, Colorado 80111
                                 (303) 221-5552

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  Introduction

     This Schedule 14D-9 relates to an offer by Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers"), to purchase not less than a majority and up to all of the 2,639,679 outstanding shares of common stock of World Services, Inc., a South Dakota corporation ("World Services"). Developers is making this offer in accordance with an agreement executed by World Services and Developers effective September 10, 2001 (the "September 10 Agreement") that defines the proposed tender offer and further defines certain obligations of World Services and Developers.

     Developers has filed a Schedule TO with the Securities and Exchange Commission. The Schedule TO includes Developers' offer to purchase the World Services shares which has been or will be mailed to World Services' shareholders, as well as the letter of transmittal World Services shareholders who elect to accept the tender offer may use to do so. This Schedule 14D-9 uses the term "Offer Documents" to refer to the Schedule TO, the offer to purchase, and the letter of transmittal included in the Schedule TO.

     Each person reviewing this Schedule 14D-9 should also review the remaining Offer Documents with his, her, or its personal legal, financial, investment, tax and other advisors.

Item 1. Subject Company Information.

     Name and Address. The name of the subject company is World Services, Inc. The address of the principal executive office of World Services is 724 North Kline, P.O. Box 786, Aberdeen, South Dakota 57406-0786. The telephone number of World Services at its principal executive offices is (605) 225-4131.

     Securities. The title of the class of equity securities to which this Schedule relates is the $.001 par value common stock of World Services. As of June 30, 2001, there were 2,639,679 shares of common stock issued and outstanding. World Services has not issued any additional shares since June 30, 2001. There are no options, rights or warrants to purchase additional shares of World Services common stock that are outstanding.

Item 2. Identity and Background of Filing Persons.

     Name and Address. The name, business address and business telephone number of World Services are set forth in Item 1, above.

     Tender Offer. This Schedule relates to the offer by Developers to purchase at least a majority and up to all outstanding shares of World Services common stock. Developers has offered a purchase price of $.85 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer Documents. The tender offer will expire on October 31, 2001 unless Developers, in its sole discretion, elects to extend the term of the tender offer.

     Developers' Plans for World Services. If Developers completes the tender offer as described in the Offer Documents, Developers has advised that it has no plans for the future conduct of any business by World Services other than a change in the members of the World Services' board.

     Conditions to Developers' Tender Offer. The tender offer is generally conditioned upon shares representing at least a majority of the outstanding shares of World Services common stock having been tendered and not withdrawn prior to the expiration of the tender offer (a condition that Developers may not waive). In addition, notwithstanding any other provision of the Developers' offer, Developers:

     is not required to accept for payment or pay for any shares,

     may delay the acceptance for payment of, or

     subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Developers' obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), the payment for any tendered shares, if at any time prior to acceptance for payment of or payment for shares in the tender offer, any of the following events or conditions shall occur or exist:

     o there shall have been instituted or be pending any action or proceeding by any governmental entity, whether or not having the force of law,

          (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of Developers' tender offer, the acceptance for payment of or payment for some of or all the shares of World Services stock by Developers or any affiliate of Developers or the completion by Developers of the tender offer, or seeking to obtain damages in connection with the tender offer,

          (ii) seeking to restrain or prohibit Developers' full rights of ownership or operation (or that of Developers' subsidiaries or affiliates) of any portion of the business or assets of World Services or Developers, or any of their respective subsidiaries or affiliates, or to compel Developers or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of World Services or Developers or any of their respective subsidiaries or affiliates,

          (iii) seeking to impose material limitations on the ability of Developers or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the shares of World Services stock, including, without limitation, the right to vote any shares of World Services stock acquired or owned by Developers or any of its subsidiaries or affiliates on all matters properly presented to the shareholders of World Services, or

          (iv) seeking to require divestiture by Developers or any of its subsidiaries or affiliates of any shares of World Services stock; or

     o there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to Developers or any other subsidiary or affiliate of Developers, World Services, or Developers' tender offer, the acceptance for payment of or payment for any shares of World Services stock, or any other transaction, by any governmental entity, that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in the immediately preceding paragraph; or

     o there shall have occurred any change, effect, event, occurrence, state of facts or development that results in a material change in the financial condition, cash assets or results of operations of World Services, or any change, event or condition that, with the passage of time, would reasonably be expected to result in such an event or effect other than as contemplated by Developers' tender offer or the transactions contemplated hereby; or

     o Developers' due diligence investigation of World Services shall have revealed any information which, in Developers' reasonable discretion, precludes it from proceeding with the tender offer; or

     o World Services' board shall have withdrawn its approval of Developers' acquisition of its shares pursuant to the tender offer for purposes of
          Section 47-33-17(1) of the South Dakota Domestic Public Corporation Takeover Act; or

     o If World Services breaches the September 10 Agreement, and fails to cure such breach within the prescribed period.

     The Letter Agreement and the tender offer will terminate automatically upon World Services' delivery of a notice to Developers that World Services has accepted or agreed to a proposal for a business combination received from a third party.

     In the event the above conditions are met, Developers has agreed to purchase all shares that any World Services shareholder elects to tender.

All information in this Schedule or in any of the exhibits concerning Developers or its affiliates, or actions or events in respect of any of them, was provided by Developers, and World Services assumes no responsibility for that information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

With Super 8 Motel Developers, Inc.
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     Previous Offer by Developers to Purchase the Developers Stock held by World Services. World Services owns 796,952 shares of Developers common stock that constitute approximately 16% of the outstanding Developers shares. This ownership has resulted in dividends paid to World Services in the amount of approximately $199,000 per year during the past two fiscal years. On June 9, 1999, Developers offered to purchase those shares from World Services for $1.50 per Developers share (equivalent to about $.44 per share of World Services common stock).

     At the time, World Services declined the June 9, 1999 offer because its board felt that the price offered was too low. One of the World Services board members made an oral statement to a representative of Developers that the World Services board would consider an offer of $5.00 per share (equivalent to about $1.50 per share of World Services common stock). Developers did not respond to this oral statement. Developers has recently advised World Services that it did not believe that World Services intended the statement to be a formal counter offer.

     In the spring of 2001, World Services suggested to Developers that World Services would consider distributing the Developers shares to the World Services shareholders. Developers objected to this proposal and stated to World Services that it would not register the shares for distribution. While World Services believes that it had no control over Developers and therefore was not an "affiliate" of Developers as defined in SEC Rule 144(k), World Services believes that it could distribute the shares of Developers common stock to its shareholders without registration. Developers has informed World Services that it believes that World Services' "affiliate" status is presumed because of World Services' ownership of more than 10% of Developers' stock, and that Developers would not cooperate in making such a distribution. The World Services board acknowledged that completing any such distribution would be much more difficult in the face of Developers' opposition, even if permissible under the securities laws.

     Previous Discussions Relating to Developers' Current Offer. To the knowledge of World Services, Developers has been discussing the possibility of a tender offer for the outstanding World Services shares from time-to-time in 2001. During a part of this time, Ronne Tarrell, president of World Services, was on the board of directors of Developers. Because of potential conflicts of interest should the tender offer proceed and at the request of the remaining members of the Developers board of directors, Mr. Tarrell resigned from the Developers board of directors in May 2001.

     Commencing in July 2001, representatives of Developers commenced more specific discussions with Mr. Tarrell and World Services' legal advisors regarding the possibility of making a tender offer with the cooperation of the World Services board at a price of $.80 per share. As a result of discussions with the World Services board members, Developers agreed to raise the price to $.85 per share and also discussed other terms and conditions to be contained in the agreement. These conversations continued until World Services and Developers executed the final September 10 Agreement. During that period, counsel for Developers and World Services also held independent conversations regarding the prospective tender offer and exchanged preliminary drafts of the September 10 Agreement.

     During the period of these discussions and exchanges of draft agreements and comments, the World Services board analyzed the proposed tender offer in light of the best interests of all World Services shareholders and in light of the Takeover Act. In the opinion of World Services, the Takeover Act in effect in South Dakota (which is more fully discussed in Item 8, below) materially influenced the negotiations with Developers and permitted World Services to negotiate more favorable terms for the World Services shareholders in the September 10 Agreement than originally proposed by Developers.

     World Services' Potential Conflicts of Interest. During the discussions preceding the September 10 Agreement, Developers questioned whether certain of the directors of World Services might have a potential conflict of interest because certain of their shares are held pursuant to an escrow agreement entered into on May 30, 1980. Pursuant to that agreement, those shares will continue to be held in escrow until, if ever, World Services achieves net earnings per share of $0.10 for any three-year period, two of which must be consecutive. The escrow agreement further provides that:

     the Director of Securities may, in his discretion, terminate the escrow for any or all of the escrowed shares before the termination event "if he determines that the release of such securities to the Depositor(s) will not be detrimental to the Issuer, the public investors, or any other party concerned";

     any dividends payable on the escrowed shares must be deposited into escrow, and that the escrowed shares are not entitled to any proceeds on liquidation until such time as the "public" shareholders have received a return of the initial offering price (which as adjusted, is $2.00 per share), and no shareholder may transfer shares included in the escrow "without the prior written consent of the Director."

     Also during the discussions preceding the September 10 Agreement, Developers orally questioned whether a reason the World Services board has failed to pay dividends to date was to retain assets necessary to generate the required income.

     The World Services board did not believe that the questions raised by Developers were valid and were raised in an attempt to gain a negotiating advantage. World Services has from time-to-time in the past considered making certain distributions to shareholders, but in each case concluded that making distributions would be inadvisable for several reasons:

     The cost of paying a small amount of dividends can be significant, especially where World Services does not have an administrative staff or a transfer agent capable of doing so. The World Services board, which includes two directors who do not have an interest in any escrowed securities, has concluded in the past that the expenses of declaring dividends and completion of the necessary additional administrative matters (including IRS Forms 1099) outweighed the benefit to shareholders of a nominal dividend.

     World Services has considered other business combinations in the past, and in each case the availability of capital was attractive to the target company; consequently the World Services board was concerned that any attempt to distribute its cash assets would make a future business combination less likely to occur. World Services did not reach any agreement with any target, and no acquisition is being considered at the present time.

     In July 2001, Developers contacted the South Dakota Director of Securities regarding the World Services common stock included in the 1980 escrow. As a result of these communications between Developers and the Director of Securities, the Director accepted an agreement that provides generally that, should Developers tender for the shares of World Services,

     The Director will permit the holders of the escrowed shares to submit World Services shares and participate in the tender offer; and

     If the tender offer is successfully completed so that Developers owned at least 51% of the World Services shares, the Director will consent to the release of all shares from the escrow.

     Except as described in this Schedule 14D-9, to the knowledge of World Services, as of the date of this Schedule there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between World Services or its affiliates and either (1) World Services, its executive officers, directors or affiliates, or (2) Developers or its executive officers, directors or affiliates.

     Developers Potential Conflicts of Interest. As discussed above, World Services owns approximately 16% of the outstanding Developers common stock and Developers previously made an offer to purchase the shares from World Services. World Services believes that Developers may be concerned that World Services may not always cooperate with the other Developers shareholders at meetings, and that the World Services goals for its Developers ownership may differ from those of the other Developers shareholders. Developers is currently a privately held corporation and is not required to file reports with the Securities and Exchange Commission or to make disclosure to its shareholders as required by the Securities Exchange Act of 1934, as amended.

     Interests of Certain Persons. In considering the determination of the World Services board with respect to the tender offer, the World Services shareholders should consider the factors set forth above.

With Respect to Other Proposals
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     During the past three years, World Services has had meetings with several entities that have expressed interest in entering into a business combination with World Services on various terms and has received information from other companies expressing an interest. There have been two recent instances of this sort of contact with World Services.

     On August 15, 2001, the World Services board met with a company from Texas known as Avix Telecom Solutions, and counsel to World Services and Avix had a telephone conversation on August 20. World Services anticipated receiving information from Avix within a short period of time following the initial meeting, but never did receive the information. Representatives of Avix have recently orally confirmed their interest in pursuing discussions, but have not submitted any information in writing.

     On August 27, 2001, World Services received information from Let's Play Sports, Inc., of San Diego, California, but the World Services board decided not to pursue a business combination.

     No discussions are ongoing at the present time, and none of these discussions matured to a point where definitive proposals were presented or considered. World Services knows of no conflicts of interest with respect to any of the proposals.

Item 4. The Solicitation or Recommendation.

Position of the Board of Directors.
-----------------------------------

     At a meeting held on September 7, 2001, the board of directors reviewed and discussed Developers' proposed tender offer as set forth in the September 10 Agreement. At that meeting and in previous meetings, counsel to World Services gave a presentation to the board of directors on the structure of the tender offer and the fiduciary duties of the board of directors to shareholders. Following a discussion of the terms of the proposed tender offer among members of the board of directors, the board of directors unanimously:

     o determined it supports the tender offer as set forth in the September 10 Agreement because the tender offer provides liquidity to shareholders of World Services who may desire liquidity;

     o resolved to remain neutral and offer no recommendation with respect to the adequacy of Developers' Offer Price; and

     o approved the acquisition of the World Services shares under the business combination provision of the Takeover Act.

     A copy of a letter to World Services' shareholders communicating the recommendation for the tender offer and the neutral position of the board of directors with respect to the price per share offered thereby is filed herewith as an exhibit.

Reasons for the Position of the Board of Directors.
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     In making the determinations and recommending the tender offer for liquidity but taking the neutral position as to price described above, the board of directors considered a number of factors, including the following reasons supporting the tender offer as a means of providing liquidity to the World Services shareholders:

1. Providing Liquidity for World Services Shareholders. A principal factor that influenced the World Services Board of Directors to cooperate with Developers in its efforts to complete the tender offer was that the tender offer provides liquidity to shareholders who may desire to sell their shares of World Services and who have not been able to do so thus far. World Services common stock is not eligible for listing on the Nasdaq system or on the OTC Bulletin Board. World Services does not believe that its shares have been quoted in the "pink sheets" published by National Quotation Bureau, Inc. World Services believes that any trading has been strictly limited to private transactions that are then submitted to World Services to complete. (World Services acts as its own transfer agent and registrar for the shares of common stock.)

2. Developers Agreed to Provide a Number of Protections to Shareholders Who Elect Not to Accept the Tender Offer. The World Services board attempted to provide certain protections to shareholders who may choose not to accept the tender offer before the board was willing to recommend the tender offer for liquidity purposes (although remaining neutral as to price). These protections are described in more detail below.

3. The Tender Offer, if Completed, Will Terminate the Escrow of World Services Shares. 421,286 shares of World Services common stock have been held in escrow for more than 21 years under a requirement imposed by the South Dakota Director of Securities in connection with the World Services' initial public offering. These shareholders include three members of the World Services board of directors and more than 20 other shareholders who are not members of the World Services board. The existence of the escrow imposes uncertainty on World Services capitalization and has made the consideration of potential business transactions more difficult. The elimination of the escrow upon completion of the tender offer will allow persons who have held World Services shares for more than 21 years to fully participate in the tender offer if they choose to do so, or to fully participate in the future of World Services as shareholders if they do not accept the tender offer.

4. Limited Conditions to Completion. The World Services board considered the high likelihood that the acquisition would be completed. The tender offer is subject to limited conditions all of which Developers may waive, except the condition that at least a majority of the outstanding shares of World Services common stock have been tendered and not withdrawn prior to the expiration of the tender offer.

5. World Services Is Not Currently Engaged in Business Operations. World Services is not currently engaged in any business operations, and has not been so engaged for several years. The board is not currently engaged in discussions with any other person for a prospective business combination, and there can be no assurance that World Services will commence business operations in the near future.

Factors The World Services Board Considered In Determining to Remain Neutral as to the Adequacy of Developers' Offer Price
--------------------------------------------------------------------------------

     The board of directors also considered a number of factors that led the World Services board to remain neutral as to the adequacy of Developers' Offer
Price:

6. Business of Developers. Developers has not defined any proposed business for World Services following the completion of the tender offer. Therefore, persons who elect to remain shareholders of World Services will be doing so without being able to rely on any business plan or proposal from Developers.

7. Adequacy of the Offer Price. The World Services board considered a number of factors regarding the price offered by Developers for the World Services shares. In considering these factors, each director placed different weight on different factors, and the World Services board could not reach a consensus whether the price offered by Developers was adequate. Consequently, the World Services board determined that it could make no recommendation as to the adequacy of the price and would, therefore, remain neutral.

     As described above, the World Services board could not reach a consensus determination whether the price being offered by Developers ($0.85 per share) was adequate or represented the fair value of the World Services common stock. Each of the directors (who are also the executive officers) considered whether he or she would tender shares in response to the tender offer, and as of the date of the meeting (September 7, 2001) and as of the date this Schedule 14D-9 is filed with the Securities and Exchange Commission, none of the directors has reached a conclusion whether to tender none, some, or all of the shares of World Services common stock each owns.

     The World Services board discussed and considered various valuation models in making its determination that it could not reach a conclusion as to the adequacy of the price offered by Developers. As is shown in the following chart, some valuations resulted in prices higher than the $.85 being offered by Developers, and some resulted in lower valuations. This chart, the footnotes to the chart and the narrative information in this Schedule 14D-9 provide information that shareholders may want to consider in determining whether to tender their World Services shares to Developers.(1)


--------------------------- --------------------------- ------------------- -------------
                                                        Per World Services  Resulting
                                                        share               Valuation per
                                                                            share
--------------------------- --------------------------- ------------------- -------------
World Services book value
per share                                               $0.77(2)            $0.77
--------------------------- --------------------------- ------------------- -------------

--------------------------- --------------------------- ------------------- -------------
World Services current      Current assets per share(3)
value plus Developers
offer in 1999                                           $0.58
--------------------------- --------------------------- ------------------- -------------
                            Developers offer to
                            purchase Developers stock
                            on June 9, 1999             $0.44(4)            $1.02
--------------------------- --------------------------- ------------------- -------------
current value plus          Current assets per share
dividend multiple                                       $0.58
--------------------------- --------------------------- ------------------- -------------
                            Developers (4x(5) dividends
                            received of $0.08 per WS
                            share(6))                   $0.32               $0.90
--------------------------- --------------------------- ------------------- -------------

--------------------------- --------------------------- ------------------- -------------
current value plus          Current assets per share
Developers book value                                   $0.58
--------------------------- --------------------------- ------------------- -------------
                            Developers book value per
                            share(7)                    $0.22               $0.80
--------------------------- --------------------------- ------------------- -------------
Multiple of net income      10x(8) average 2000 and
                            1999 income of $.081 per
                            WS share(9)                                     $0.81
--------------------------- --------------------------- ------------------- -------------

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(1) The chart does not include any consideration of the fair market value of Developers as a going concern. In such cases, one would also likely apply discounts to World Services' interest in Developers for "lack of marketability" and for the "minority interest." According to guidelines accepted by the Internal Revenue Service which have been used in a number of other contexts (including estate planning), a non-marketable minority interest in a privately-held corporation has a value equal to less than its proportionate interest in the whole entity as a going concern.

(2) Based on its June 30, 2001, Form 10-QSB, World Services had 2,639,679 shares outstanding and a net book value of $2,045,344.

(3) World Services' current assets as reflected in its June 30, 2001 Form 10-QSB, were $1,533,591.

(4) Upon receiving the offer, a member of the World Services board made an oral statement to a representative of Developers that the board would consider an offer of $5 per share for the Developers common stock, or approximately $1.50 per share of World Services common stock.

(5) The World Services board recognizes that different multiples would suggest different conclusions. Each shareholder should consider whether 4 is an appropriate multiple, or if a different multiple would be more accurate.

(6) Developers has paid World Services cash dividends of approximately $199,000 in both years 2000 and 1999, although there can be no assurance that Developers will continue to pay dividends at such rates, or that Developers will declare and pay any dividends in the future.

(7) At June 30, 2001, World Services had a book value in its Developers investment of $568,000.

(8) As discussed above, the World Services board recognizes that different multiples would suggest different conclusions. Each shareholder should consider whether 10 is an appropriate multiple in these circumstances, or if a different multiple would be more accurate.

(9) World Services' net income was $13,278 for the six months ended June 30, 2001, $232,000 for the year ended December 31, 2000, and $197,000 for the year ended December 31, 1999. A substantial part of World Services' net income derived from dividends received from Developers as described in Note 6 to this chart. The balance is interest income.

     The World Services board also considered other, more subjective factors in determining to remain neutral as to the price being offered by Developers. These factors included the following:

     a. Developers advised that it would re-evaluate the tender offer and the $.85 per share price if the World Services board took a negative position with respect to the Offer Price.

     b. The World Services Form 10-KSB makes disclosure that World Services "may be considered an `investment company' as that term is defined in the [Investment Company] Act [of 1940]." This risk may result in a reduction of the value of World Services from numerical calculations.

Developers Protections for World Services Shareholders Who Elect Not to Accept the Tender Offer.
------------------------------------------------------------------------------

     The World Services board expressed its concern to Developers that the Takeover Act provided certain protections to shareholders who choose not to tender their shares and consequently remain owners of a minority interest. Developers expressed its concern that the provisions of the Takeover Act would substantially reduce or even eliminate the value of its contemplated investment in World Services because the Takeover Act would restrict Developers' ability to act as a majority shareholder in the future. After negotiations among the principals of World Services and Developers, Developers agreed to the following covenants designed to protect the interests of the minority shareholders should Developers complete the tender offer:

     (i) Developers will not cause World Services to divest or sell any material assets through a distribution, dividend, payment of any sort or to conduct any merger, consolidation, exchange or other transaction, in a manner which is inconsistent with the fiduciary duties or other legal obligations that a majority shareholder owes to any minority shareholders under all applicable state or federal laws;

     (ii) Developers will not cause World Services to make any payment to Developers in exchange for any property or services other than at fair market value as determined in good faith by the Board of Directors of World Services at the time of such transaction;

     (iii) For so long as World Services is subject to the Securities Exchange Act of 1934, Developers will cause World Services to comply with financial reporting and other obligations pursuant to such Act, and if Developers determines to take World Services private through filing a Form 15, engaging in a 13e-3 Transaction, or other means, Developers will (and will cause World Services to) comply with all relevant rules and statutes; and

     (iv) For a period of twenty-four (24) months following the completion of the tender offer,

          * Developers will not cause World Services to make any dividend or distribution of cash, stock or other assets or consideration to its shareholders, or conduct any sale, merger, consolidation, exchange or other transaction, pursuant to which Developers would receive a disproportionate amount of cash, stock or other assets or consideration on a per share basis in comparison to World Services' other shareholders;

          * Developers will not cause World Services to enter into any sale of all or substantially all of its assets, merger, consolidation, exchange, voluntary dissolution or other transaction that would have the effect of eliminating the interests of the non-tendering shareholders and give rise to dissenters' rights under ss.47-6-23 of the South Dakota business corporations statutes, unless either
               (i) the per share price to be paid to the non-tendering shareholders is not less than the tender offer Price plus interest calculated from the date the tender offer is completed, minus dividends, as provided in ss.47-33-18(1)(a) of the business combinations provisions under the Takeover Act, or (ii) the World Services Board has received a fairness opinion from an independent appraiser indicating that the per share price to be paid to the minority shareholders is fair (without applying a minority interest or lack of marketability discounts); and

          * Developers will not cause World Services to enter into any transaction with Developers or its affiliates not giving rise to dissenters' rights as provided above, other than at fair market value (as provided above), and if World Services were to enter into any such transaction Developers would cause the World Services board to give all World Services shareholders notice of the transaction with an explanation of how the board reached its determination as to the value of the consideration that is detailed enough for the shareholders to reasonably evaluate the board's decision. Any shareholder(s) objecting to the amount or nature of the consideration will have the right to require World Services to have an independent appraisal completed, and

                    (A) if the appraised value is within 10% of the price set by the board, then the price will stand and World Services will pay for the appraisal;

                    (B) if the appraised value is more than 10% higher than the price set by the board, Developers will be required to pay such additional consideration to World Services and reimburse World Services for the reasonable cost of the appraisal; and

                    (C) if the appraised value is more than 10% lower than the price set by the board, the price will stand and the shareholder(s) requesting the appraisal will reimburse World Services for the reasonable cost of the appraisal.

     Any shareholder's right to require an appraisal under the foregoing provisions is subject to World Services' receipt of the prior written agreement of such shareholder not to disclose any confidential information about World Services or Developers contained in the appraisal and to reimburse World Services for the appraisal cost if the appraised value is more than 10% lower than the price set by the board (or its pro rata share of such cost if multiple shareholders request the appraisal).

Summary and Conclusion
----------------------

     The foregoing discussion of the information and factors considered and given weight by the World Services board of directors is not intended to be exhaustive. In view of its many considerations, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the board of directors may have given different weights to the various factors considered.

     After weighing all of these considerations and other matters, the board of directors unanimously recommended the tender offer as providing liquidity to shareholders who may desire liquidity, but remained neutral as to the adequacy of the Offer Price.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     Neither World Services nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the tender offer.

Item 6. Interest in Securities of the Subject Company.

     To the knowledge of World Services, no transactions in shares of common stock have been effected during the past 60 days by World Services or by any executive officer, director, affiliate or subsidiary of World Services.

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth in this Schedule 14D-9, World Services is not currently undertaking or engaged in any negotiations in response to the tender offer that relate to:

     (1) a tender offer for, or other acquisition of, World Services' securities by World Services or by any subsidiary or any other person;

     (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving World Services or any subsidiary;

     (3) any purchase, sale or transfer of a material amount of assets of World Services or any subsidiary; or

     (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of World Services.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the tender offer that relate to one or more of the events referred to in the preceding paragraph.

     In compliance with its duties to the World Services shareholders, however, the board of directors will consider other bona fide proposals that may be received from other persons, although none have been received to date.

Item 8. Additional Information.

General
-------

     Reference is hereby made to the Offer Documents that have been sent by Developers.

South Dakota Anti-Takeover Statute.
-----------------------------------

     South Dakota has adopted a statute entitled the "Domestic Public Corporation Takeover Act." This statute is found at ss.47-33-1 et seq. of the South Dakota laws. The statute places significant restrictions on an acquiring person's ability to participate in or manage the affairs of any corporation it acquires unless the acquiring person receives the prior approval and/or cooperation of the corporation's board and/or shareholders.

     The Supreme Court of the United States has scrutinized the validity of similar statutes in other states. In 1982, in Edgar v. MITE Corp., the U.S. Supreme Court invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     World Services believes that the Domestic Public Corporation Takeover Act applies to the transaction contemplated by Developers and is enforceable under the principles expressed in the Edgar v. MITE and the CTS Corp. v. Dynamics Corp of America cases. In adopting the statute, the South Dakota legislature also apparently reached the same conclusion when it stated, in ss.47-33-2(1):

     "This state [South Dakota] has traditionally regulated the affairs of corporations organized in this state, including the regulation of mergers and other business combinations and the rights of shareholders. The United States Supreme Court has recently reaffirmed the power of states to regulate these affairs."

     In adopting the statute, the South Dakota legislature similarly expressed its interest in protecting South Dakota public corporations and their shareholders from transactions that are coercive, involve substantial risk of unfair business dealings or deprive shareholders from realizing the full value of their holdings. At the same time, the South Dakota legislature drafted the statute in such a way to allow for transactions which have the support of a company's board and/or shareholders. In these instances, the legislature apparently felt that the board and/or shareholders would address the public policy concerns. As part of the tender offer negotiations, Developers has required that World Service's board and shareholders approve measures that would eliminate the applicability of the Takeover Act and provide Developers with greater freedom to manage the on-going business in its discretion.

     If a majority of the outstanding World Services shares are tendered, the September 10 Agreement requires that World Services seek shareholder approval of an amendment of the World Services' Articles of Incorporation to "opt out" of the control share acquisitions provisions (ss.ss.47-33-8 through 47-33-16, inclusive) of the Takeover Act (the "Voting Rights Provision") and, if approved at the Special Meeting, to amend World Services' Articles of Incorporation accordingly; and

     Developers also required that the World Services board approve Developers' acquisition of a majority of World Services shares from shareholders who elect to participate in the Tender Offer for purposes of ss.47-33-17(1) of the Takeover Act (the "Business Combination Provision").

     These two actions have significant potential impact on World Services shareholders who choose not to tender their shares to Developers.

     Waiver of the Voting Rights Provision. The Voting Rights Provision provides that a person acquiring a significant number of shares of a corporation organized under South Dakota law may not vote those shares unless the shareholders of the corporation specifically grant the person the right to vote. However, a corporation may "opt out" of these provisions by amendment to its articles of incorporation. World Services has not previously adopted such an amendment and, therefore, without a vote of the World Services shareholders waiving the Voting Rights Provision, Developers may acquire a majority of the shares but would not be able to vote those shares.

     Developers has required, as a condition of completing the tender offer, that the World Services shareholders approve, and that World Services amend its articles of incorporation to "opt out" of the Voting Rights Provision. As a result of the amendment to World Services' articles of incorporation, Developers would be entitled to vote the shares acquired in the tender offer just as any other World Services' shareholder is able to vote his or her shares.

     World Services has not yet prepared the proxy statement for this meeting, but at the September 7, 2001 meeting, the World Services board agreed to recommend that all shareholders who tendered their shares to Developers vote for the amendment of articles to opt out of the Voting Rights Provision to permit Developers to complete the tender offer. Since none of the directors or executive officers has determined whether to tender their shares to Developers in response to the tender offer, none of the directors has yet determined how they intend to cast their vote on this provision.

     Waiver of the Business Combination Provision. The Business Combination Provision imposes significant limitations on an acquiring person's ability to enter into future business combinations with the acquired corporation, unless the original acquisition is approved by the corporation's board or the business combination is approved by a majority of the corporation's minority shareholders. As a condition to the tender offer, Developers is requiring that the World Services board approve its acquisition of shares; otherwise, Developers would be in the unusual position where, the more successful its tender offer, the more difficult it would be to complete a subsequent business combination.

     In light of this, and in light of the protections that Developers offered for the minority shareholders, the World Services board approved Developers' purchase of shares pursuant to the tender offer at the September 7, 2001, board meeting. This board approval also resulted in a waiver of the Business Combination Provision.

Antitrust.
----------

     Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. However, the proposed acquisition of the shares by Developers pursuant to its contemplated tender offer is not subject to these requirements because (to the knowledge of World Services) Developers does not have either (i) total assets of $100,000,000 or more, as stated on the last regularly prepared balance sheet of Developers, or (ii) annual net sales of $100,000,000 or more, as stated on Developers' last regularly prepared annual statement of income and expense, as those terms are defined in the FTC's implementing regulations under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Item 9. Exhibits.

Exhibit No.   Description
-----------   -----------

(a)(1)        World Services' letter to shareholders
(a)(2)        See exhibit (a)(1)
(a)(3) Not applicable, as this is not considered to be a going private transaction
(a)(4) Not applicable, as there is no prospectus being used in this transaction
(a)(5)        Not applicable.
(b) Not applicable, as the filing person is not obtaining any financing
(c) Not applicable, as no report, opinion, or appraisal has been obtained
(d)           September 10 Agreement (as defined in the Schedule 14D-9)
(e)           See exhibit (d)
(f) Not applicable, as there are no security holder appraisal rights in connection with this transaction
(g) Not applicable, as World Services does not intend to make any oral solicitations
(h) Not applicable, as World Services has not obtained any written legal opinion as to the tax consequences of the transaction

------------------


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WORLD SERVICES, INC.


                                         By: /s/ Ronne Tarrell
                                         ---------------------
                                         Ronne Tarrell
                                         President and Chief Executive Officer


Dated:  October 4, 2001

                                                                  EXHIBIT (a)(1)


                        World Services, Inc. Letterhead




October 4, 2001

Dear Shareholders:

We would like to inform you that Super 8 Motel Developers, Inc. ("Developers") has made an offer to purchase not less than a majority and up to all of the 2,639,679 outstanding shares of World Services common stock for a cash price of $0.85 per share. Effective September 10, 2001, we entered into an agreement with Developers that defines the tender offer and the various conditions that must be met with respect to the tender offer. Your Board of Directors has determined that:

     - it supports the tender offer as it provides liquidity to shareholders who may desire liquidity; but

     - it remains neutral and offers no recommendation with respect to adequacy of the price per share offered by Developers.

In arriving at this determination, the Board of Directors carefully considered the tender offer as described in the September 10th agreement and the other factors described in the attached Schedule 14D-9.

Developers has also sent you an Offer to Purchase together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents also describe the terms and conditions of the Developers tender offer and provide instructions as to how to tender your shares.

I urge you to read the enclosed materials and the documents you have received from Developers carefully before making your decision with respect to tendering your shares pursuant to the Developers offer. You should also consult with your legal, tax, financial and other advisors with respect to making a decision whether or not to tender your shares.

I personally, along with your Board of Directors and management, thank you for your support over the years.


Sincerely,


/s/ Ronne Tarrell
-----------------
Ronne Tarrell, President

September 7, 2001

CONFIDENTIAL
Board of Directors of World Services, Inc.
724 N. Kline
P.O. Box 786
Aberdeen, SD 57402-0786

Re:  Tender Offer

Gentlemen and Ms. Bower:

     The purpose of this letter is to outline the material terms and conditions of an agreement between Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers") and World Services, Inc., a South Dakota corporation ("World Services") pursuant to which Developers will make a public tender offer for all of the outstanding shares of common stock, par value $.001 per share, of World Services (the "Tender Offer"), and if completed, acquire shares representing a controlling majority interest of World Services. If you accept the terms of this proposal by signing below, it is agreed that this agreement shall become effective September 10, 2001.

The material terms and conditions of the Tender Offer are as follows:

Purchase Price      The purchase price for the outstanding shares of World
                    Services common stock to be purchased by Developers in the Tender Offer will be eighty-five cents ($.85) per share net in cash (the "Tender Offer Price").

Expiration Date     The Tender Offer will expire on October 31, 2001, subject to
                    Developers' right, in its sole discretion, to extend it.

Tender of Shares    All properly tendered shares will be held in escrow by a
                    depositary selected by Developers, with the consent of World
                    Services, which shall not be unreasonably withheld, until the expiration or termination of the Tender Offer. In its tender offer materials, Developers will make specific and reasonable provisions for accepting the tender of shares by any shareholders who are unable to locate their share certificates or whose shares are held in escrow pursuant to the Escrow Agreement dated May 30, 1980 between World
                    Services and the South Dakota Division of Securities. Unless earlier terminated as provided herein and subject to the satisfaction or waiver by Developers of the conditions set forth below, on or as soon as practicable following the expiration of the Tender Offer, Developers will accept and make payment of the Tender Offer Price for all shares properly tendered on or before the expiration date. If such conditions are not then satisfied or waived, Developers shall direct the depositary to promptly return the tendered shares to the registered holders thereof. Shareholders will be able to withdraw their shares from the Tender Offer at any time until they are accepted by Developers. Once accepted, the holders of such shares will no longer be able to withdraw them.

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 2


Schedule 14d-9 On or before September 25, 2001 (or such later date on which Developers is prepared to file its Schedule TO and related tender offer materials), World Services will prepare and file with the Securities and Exchange Commission, and deliver to Developers for distribution to World Services shareholders, a Schedule 14D-9 and related materials in which the World Services' Board of Directors will take the position that it supports Developers' offer in that it provides liquidity to shareholders who desire to sell but remains neutral as to price. World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

Shareholders        World Services agrees to set a date for a special meeting of
Meeting             its shareholders (the "Special Meeting") and file
                    preliminary proxy materials within ten (10) days of its receipt of a notice from Developers that at least a majority of shares have been tendered, to hold such special meeting as soon thereafter as is legally and reasonable practicable, the primary purpose of which will be to vote on an amendment of the World Services' Articles of Incorporation to "opt out" of the control share acquisitions provisions (Sections
                    47-33-8 through 47-33-16, inclusive) of the South Dakota
                    Domestic Public Corporation Takeover Act (the "Takeover
                    Act"), and if approved at the Special Meeting, to duly amend
                    World Services' Articles of Incorporation accordingly. World
                    Services Board of Directors will recommend that World
                    Services shareholders who desire to tender their shares approve such amendment of World Services' Articles of Incorporation. World Services' Board will not directly or indirectly change such recommendation unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

                    Notwithstanding the foregoing, World Services will have no obligation to set the record date, mail proxy materials or hold the Special Meeting unless and until a Release of Escrowed Shares Agreement in the form of Exhibit A hereto has been fully executed by Developers and the Director of the South Dakota Division of Securities. World Services agrees to execute and enter into such agreement.

Conditions          Developers' obligation to accept and purchase properly
                    tendered shares of World Services common stock in accordance with the Tender Offer is conditioned upon the following events, each of which may be waived by Developers:

                    o shares representing at least a majority of the outstanding shares of World Services common stock will have been tendered (and not withdrawn) prior to the expiration of the Tender Offer;

                    o World Services will have amended its Articles of Incorporation to "opt out" of the control share acquisition provisions of the Takeover Act as provided above;

                    o there will not have been any change, effect, event, occurrence, state of facts or development that results in a material change in the financial condition, cash assets or results of operations of World Services, or any change, event or condition that, with the passage of time, would reasonably be expected to result in such an event or effect other than as contemplated by this agreement or the transactions contemplated hereby;

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 3


                    o there will not be any provision of any applicable law or regulation or any judgment, injunction, order or decree that will prohibit the transactions described herein;

                    o Developers' due diligence investigation of World Services will not have revealed any information which, in Developers' reasonable discretion, precludes it from proceeding with the Tender Offer; and

                    o World Services' Board of Directors will not have withdrawn its approval of Developers' acquisition of its shares pursuant to the Tender Offer for purposes of
                         Section 47-33-17(1) of the Takeover Act as set forth herein,

                    In the event the above conditions are met, Developers will purchase all tendered shares.

Covenants of        Until the Tender Offer is completed or this agreement is
Developers          terminated as provided herein, Developers hereby covenants to World Services as follows:

                    o Developers will comply with the requirements of all applicable state and federal laws, including, without limitation, the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and all applicable state securities laws in connection with its implementation of the Tender Offer and the performance of its obligations hereunder;

                    o Developers will use its best commercially reasonable efforts in good faith to obtain the agreement of the Director of the South Dakota Division of Securities to a Release of Escrowed Shares Agreement in the form of Exhibit A hereto, and will promptly notify World Services of all substantive communications with the Division of Securities with respect to the foregoing; and

                    o Developers will use its best commercially reasonable efforts in good faith to locate certain "missing" registered shareholders of World Services identified by World Services, whose registered addresses are believed by World Services to be no longer current.

                    Developers further covenants that if the Tender Offer is completed, resulting in Developers' acquisition of shares representing a controlling majority interest in World Services,

                    o Developers will not cause World Services to divest or sell any material assets through a distribution, dividend, payment of any sort or to conduct any merger, consolidation, exchange or other transaction, in a manner which is inconsistent with the fiduciary duties or other legal obligations that a majority shareholder owes to any minority shareholders under all applicable state or federal laws;

                    o Developers will not cause World Services to make any payment to Developers in exchange for any property or services other than at fair market value as determined in good faith by the Board of Directors of World Services at the time of such transaction;

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 4


                    o For so long as World Services is subject to Exchange Act, Developers will cause World Services to comply with financial reporting and other obligations pursuant to such Act, and if Developers determines to take World Services private through filing a Form 15, engaging in a 13e-3 Transaction, or other means, Developers will (and will cause World Services to) comply with all relevant rules and statutes; and

                    o For a period of twenty-four (24) months following the completion of the Tender Offer,

                         o Developers will not cause World Services to make any dividend or distribution of cash, stock or other assets or consideration to its shareholders, or conduct any sale, merger, consolidation, exchange or other transaction, pursuant to which Developers would receive a disproportionate amount of cash, stock or other assets or consideration on a per share basis in comparison to World Services' other shareholders;

                         o Developers will not cause World Services to enter into any sale of all or substantially all of its assets, merger, consolidation, exchange, voluntary dissolution or other transaction that would have the effect of eliminating the interests of the non-tendering shareholders and give rise to dissenters' rights under Section 47-6-23 of the South Dakota business corporations statutes, unless either (i) the per share price to be paid to the non-tendering shareholders is not less than the Tender Offer Price plus interest calculated from the date the Tender Offer is completed, minus dividends, as provided in Section 47-33-18(1)(a) of the business combinations provisions under the Takeover Act, or (ii) the World Services board has received a fairness opinion from an independent appraiser indicating that the per share price to be paid to the minority shareholders is fair (without applying a minority interest or lack of marketability discounts); and

                         o Developers will not cause World Services to enter into any transaction with Developers or its affiliates not giving rise to dissenters' rights as provided above, other than at fair market value (as provided above), and if World Services were to enter into any such transaction Developers would cause the World Services board to give all World Services shareholders notice of the transaction with an explanation of how the board reached its determination as to the value of the consideration that is detailed enough for the shareholders to reasonably evaluate the board's decision. Any shareholder(s) objecting to the amount or nature of the consideration will have the right to require World Services to have an independent appraisal completed, and

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 5


                              |X| if the appraised value is within 10% of the price set by the board, then the price will stand and World Services will pay for the appraisal;

                              |X| if the appraised value is more than 10% higher than the price set by the board, Developers will be required to pay such additional consideration to World Services and reimburse World Services for the reasonable cost of the appraisal; and

                              |X| if the appraised value is more than 10% lower than the price set by the board, the price will stand and the shareholder(s) requesting the appraisal will reimburse World Services for the reasonable cost of the appraisal.

                              Notwithstanding the foregoing, any shareholder's right to require an appraisal is subject to World Services' receipt of the prior written agreement of such shareholder not to disclose any confidential information about World Services or Developers contained in the appraisal and to reimburse World Services for the appraisal cost if the appraised value is more than 10% lower than the price set by the board (or its pro rata share of such cost if multiple shareholders request the appraisal).

Covenants and       Until the Tender Offer is completed or this agreement is
Representation of   terminated as provided herein, World Services covenants that
World Services      it will carry on business in accordance with its historical practices and will not declare or pay any cash or other dividends on the outstanding World Services common stock, or approve, implement or make any payments with regard to any severance, change of control, "golden parachute" or similar agreement with its directors, officers or others.

                    World Services acknowledges that Developers has relied on the filings of World Services under the Exchange Act in entering into this agreement and represents and warrants that such filings are materially accurate, complete and not misleading, except that World Services makes no representation with respect to any information provided to World Services by Developers that is contained in such filings. World Services further represents and warrants that its board of directors has approved Developers' acquisition of World Services shares from shareholders who elect to participate in the Tender Offer for purposes of Section 47-33-17(1) of the Takeover Act, and agrees that it will not directly or indirectly revoke such approval unless it determines in good faith by a majority vote that such action is likely required to satisfy its fiduciary duties to its shareholders.

Document Review     Each party will give the other a reasonable opportunity to
& Approval          review and provide comments on each document that is to be filed with the Securities and Exchange Commission, mailed to shareholders, published, or otherwise distributed in connection with the Tender Offer or Special Meeting, and will not make any such filing, mailing, publication or distribution unless and until the approval of the other party or its counsel is received, which approval will not be unreasonably withheld or delayed.

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 6


Notification        Until the Tender Offer is completed or this agreement is
                    terminated as provided herein, World Services will promptly advise Developers orally and in writing of any request for information or Third Party Proposal (as defined below), or any inquiry which could result in a Third Party Proposal, the material terms and conditions of such request, Third
                    Party Proposal or inquiry and the identity of the person(s) making the same and shall keep Developers apprised of related developments. World Services agrees to notify
                    Developers immediately upon accepting or agreeing to any Third Party Proposal. "Third Party Proposal" means any merger, consolidation, sale of all or a material portion of World Services' assets or business, any acquisition of World
                    Services' capital stock, any sale of Developers' common stock owned by World Services, or any similar transaction by a third party that would reasonably be expected to impede, interfere with, prevent or materially delay the Tender Offer or would reasonably be expected to materially dilute the benefits of the transaction to Developers.

Due Diligence       Until the Tender Offer is completed or this agreement is
                    terminated as provided herein, and subject to Developers' execution and the terms of a confidentiality agreement in the form set forth as Exhibit B hereto, Developers will have the right to conduct reasonable due diligence, including inspecting and copying World Services' corporate records, material contracts, accounting information and other documents, during regular business hours, at its own expense. In the event that this agreement is terminated for any reason, Developers agrees to promptly return or destroy any and all copies it has made of such materials as provided in the confidentiality agreement.

Termination         This agreement and the Tender Offer may be terminated upon the mutual written agreement of the parties or by either party upon the occurrence of any material breach of any provision hereof by the other, provided that the terminating party will give the breaching party five (5) business days written notice of any such breach, during which time such breaching party will have the right to cure any such breach.
                    Nothing in this agreement is intended to limit a party's recoverable damages for breach of contract, except that neither party will be liable for consequential damages.

                    This agreement will also automatically terminate upon World Services' delivery of notice to Developers that it has accepted or agreed to a Third Party Proposal. Developers may terminate this agreement upon two (2) business days written notice if World Services' Board of Directors has for any reason or no reason, directly or indirectly, revoked its support of the Tender Offer as described above, recommended that its shareholders reject the Tender Offer, or revoked its recommendation of the proposal to amend its Articles of Incorporation as described above.

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 7


Fees and Expenses   Each party will be responsible for its own fees and expenses related to performing its respective obligations pursuant to this agreement.

Shareholder List    Within a commercially reasonable period following its
                    execution of this agreement, World Services will provide
                    Developers with a certified list of the holders of all of its outstanding common and preferred stock and all options, warrants, and convertible or other securities of World
                    Services, if any, as of a recent date, which will identify each holder by name and address and will set forth the number of shares or other securities owned by such holder, in paper and electronic form if available. World Services will keep Developers promptly informed of all transfers, redemptions or other transactions with respect to its shares or other securities after the date of such shareholders list.

Resignations        Any officer or director of World Service may resign from his or her position at any time in his or her discretion, and if requested by Developers, each director and officer of World
                    Services will tender his or her resignation to World
                    Services upon the completion of the Tender Offer.

Cooperation         The parties acknowledge that this agreement does not address all the actions required to be taken by the parties to accomplish the purposes of this agreement and agree to cooperate and take such additional actions as are commercially reasonable in furtherance of their respective obligations hereunder. Nothing herein is to be interpreted to prohibit or prevent the parties or their Board of Directors from complying with the rules and regulations of the Commission or other applicable state or federal laws.

Should the foregoing accurately reflect your understanding of our agreement, please execute the additional copy of this agreement enclosed herewith and return it to me no later than September 10, 2001. By execution hereof, you represent (a) that this agreement, and the acquisition of World Services shares by Developers contemplated hereby, has been duly authorized by the Board of Directors of World Services, (b) that you have been duly authorized to execute this agreement on behalf of World Services, and (c) that upon execution, this agreement will be a valid and binding obligation of World Services, enforceable in accordance with its terms.

The signature of Developers below constitutes a representation by the undersigned (a) that this agreement has been duly authorized by the Board of Directors of Developers, (b) that the undersigned has been duly authorized to execute this agreement on behalf of Developers, and (c) that upon acceptance of this agreement by World Services by signing below, this agreement will be a valid and binding obligation of Developers, enforceable in accordance with its terms.

Thank you, in advance, for your cooperation.

                                           Very truly yours,


                                           /s/ Harvey Aman
                                           ---------------
                                           President and Chief Operating Officer
                                           Super 8 Motel Developers, Inc.

CONFIDENTIAL
Board of Directors of World Services, Inc.
September 7, 2001
Page 8


AGREED TO AND ACCEPTED BY

World Services, Inc.

/s/ Ronne Tarrell
-----------------
By: Ronne Tarrell
Its: President

Dated: 9/7/2001

                                                                       EXHIBIT A

                      RELEASE OF ESCROWED SHARES AGREEMENT

     THIS RELEASE OF ESCROWED SHARES AGREEMENT is entered into this 25th day of September, 2001, by and among WORLD SERVICES, INC. ("WSI"), a South Dakota corporation, SUPER 8 MOTEL DEVELOPERS, INC. ("Developers"), a South Dakota corporation, and THE SOUTH DAKOTA DIVISION OF SECURITIES ("Division of Securities").

                              W I T N E S S E T H:

     WHEREAS, on May 30, 1980, and as a condition of the issuance of shares to the residents in the State of South Dakota, certain insiders of WSI were required to place their shares in escrow until such time as WSI reached certain earnings standards; and

     WHEREAS, WSI and Developers have entered into an agreement whereby Developers would participate in a friendly tender offer to WSI shareholders in order to achieve a 51% control of ownership of WSI; and

     WHEREAS, the Division of Securities has agreed that it would release all of the escrowed shares upon Developers receiving 51% of the outstanding shares of WSI.

     NOW, THEREFORE, the parties hereby agree as follows:

     1. Release of Shares. The Division of Securities hereby agrees to release all of those shares currently held in escrow pursuant to the escrow agreement executed between the Division of Securities and WSI on May 30, 1980, whether or not such shares are tendered by the holder thereof to Developers. This release is conditioned upon the following:

          (i) Developers receiving 51% of the outstanding shares of WSI pursuant to a friendly tender offer between Developers and WSI no later than December 31, 2001; and

          (ii) Proper documentation is provided to the Division of Securities indicating that the shares have been tendered and received by Developers.

     2. No Restrictions. Upon the release of the escrowed shares, the shares shall have no further restrictions pursuant to the escrow agreement entered into between WSI and the Division of Securities and will be freely tradeable in accordance with State and federal securities laws. The Division of Securities will not require any subsequent notice with regard to the transfer of such shares.

     3. Termination of Tender Offer. If the tender offer between Developers and WSI does not occur and Developers does not receive 51% of the shares of WSI by December 31, 2001, the shares shall not be released from escrow and the terms and conditions of the escrow agreement between the Division of Securities and WSI shall continue to be in effect.

     4. Governing Law. This agreement shall be governed by the laws of the State of South Dakota.

     5. Counterparts. This Release of Escrowed Shares Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts of this Agreement taken together, shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have set their hands on the day and year first above written.

WORLD SERVICES, INC.                       SUPER 8 MOTEL DEVELOPERS, INC.


By /s/ Harvey Aman                        By /s/ Ronne Tarrell
  -------------------------------------      -----------------------------------
Its    President                          Its    President
   ------------------------------------       ----------------------------------

THE SOUTH DAKOTA DIVISION OF
        SECURITIES


By /s/ Gail Sheppick
  -------------------------------------
Its    Director
   ------------------------------------

                              World Services, Inc.
                          724 North Kline, P.O. Box 786
                            Aberdeen, S.D. 57402-0786


                  CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

World Services, Inc. intends to furnish to Super 8 Motel Developers, Inc. (the "Recipient"), orally or in writing, confidential information of or relating to World Services and/or its affiliated parties in connection with the Recipients investigation and pursuance of a tender offer for 100% of the outstanding shares of World Services. Such information may include names and addresses of shareholders of World Services, the number of shares of stock owned by such people and the amount of their investment in World Services, confidential attorney-client communications, communications with respect to potential acquisitions, and other communications which World Services has decided not to make public. The foregoing information, and other information that World Services identifies to the Recipient as "confidential" is collectively referred to herein as "Confidential Information". The Recipient agrees to use the Confidential Information only for the purposes of commencing and completing the contemplated tender offer, and for no other purpose.

     As a condition to the Recipient's receiving the Confidential Information, the Recipient and HyperLight each agrees as follows.

     1. The Recipient will ensure that each of its employees, officers, directors, agents, attorneys, and accountants is under an obligation of confidentiality similar to the obligation contained in this agreement before permitting any such person to have access to the Confidential Information or any portion thereof. For the purposes of this agreement, the term "Recipient" includes any person who, with the consent of the Recipient named in the first paragraph, has access to any Confidential Information. Super 8 Motel Developers, Inc., hereby represents and warrants that it accepts responsibility for its own actions and the action of any employee, officer, director, agent, attorney, accountant or other person acting for Super 8 Motel Developers, Inc., or under its direction.

     2. The Recipient will use the Confidential Information only for the purposes of commencing and completing the contemplated tender offer.

     3. If requested by World Services following the termination of the tender offer, the Recipient agrees to return to World Services (or confirm to World Services' satisfaction the destruction of) the Confidential Information, and all copies thereof including, without limitation, any analyses, compilations, studies or other documents, prepared by the Recipient or any person at the Recipient's request or under the Recipient's direction.

     4. If the Recipient (or any person acting for the Recipient or under the Recipient's direction) becomes legally compelled to disclose any of the Confidential Information, the Recipient agrees to provide World Services with prompt notice thereof so that World Services may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If a protective order or other remedy is not obtained, the Recipient shall furnish only that portion of the information which is legally required and shall cooperate in any reasonable way, at World Services' expense, in actions reasonably taken by World Services to seek to obtain other reliable assurance that confidential treatment will be accorded the Confidential Information.

     5. No obligation of confidentiality shall apply to any Confidential Information that the Recipient (i) can reasonably demonstrate in writing was already known or in the Recipient's possession before disclosure by World Services, (ii) can reasonably demonstrate in writing was developed independently by the Recipient, (iii) rightfully receives from a third party without knowledge of violation of any obligation of confidentiality, provided, however, that if the Recipient later learns that any such Confidential Information was received in violation of any obligation of confidentiality, from that point, the Recipient shall treat such Confidential Information pursuant to the terms of this Agreement so long as it meets all other requirements of "Confidential Information," or (iv) can reasonably demonstrate was rightfully in the public domain other than by a breach of a duty to World Services.

     In addition, no obligation of confidentiality shall apply to any Confidential Information that is known to, or becomes generally available to, the public without breach of this Agreement.

     6. Except as mutually agreed in writing between the Recipient and World Services, neither the Recipient nor any person acting for or under the direction of the Recipient shall disclose to any third party either the fact that the Confidential Information has been made available to any of them or that discussions or negotiations may be taking place between the Recipient and World Services, or any of the terms, conditions or other facts with respect thereto or relating to any business arrangement entered into between the Recipient and World Services or its affiliated parties.

     7. World Services is not making any representations or warranties as to the accuracy or completeness of the Confidential Information.

     8. This Agreement shall be binding upon the successors and assigns of Recipient, and shall inure to the benefit of World Services and its successors and assigns. Because World Services does not have an adequate remedy at law to protect its interest in the Confidential Information, World Services shall be entitled to seek injunctive relief, in addition to such other remedies and relief that would, in the event of a breach of the provisions of this Agreement, be available to World Services.

     8. This Agreement shall not be amended except in writing signed by World Services and the Recipient.

     9. This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Dakota.

     10. If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision shall be fully severable from this Agreement and the other provisions hereof shall remain in full force and effect in such jurisdiction and the remaining provisions hereof shall be liberally construed to carry out the provisions and intent hereof. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction, nor shall the invalidity or unenforceability of any provision of this Agreement with respect to any person or entity affect the validity or enforceability of such provision with respect to any other person or entity.

     11. All notices and other communications required under this Agreement to be in writing shall be addressed to World Services at the address set forth above, and the Recipient at the addresses or facsimile numbers set forth below, or to such other addresses or facsimile numbers of which a party may from time to time notify the other party pursuant hereto. Such notices and communications shall be deemed given upon the earlier of: (a) actual receipt, (b) five business days after being mailed by registered or certified mail, return receipt requested with postage prepaid, (c) when sent by facsimile with receipt confirmed electronically, or (d) one business day after being deposited with a recognized overnight courier service with charges prepaid.

     12. Neither this Agreement nor the parties' performance hereunder shall be deemed to create any special relationship or obligations between the parties other than those expressly set forth herein, and no implied covenants shall apply to this Agreement other than those of good faith and fair dealing. All duties, obligations, rights, powers, and remedies provided for herein are cumulative, and not exclusive, of any and all duties, obligations, rights, powers, and remedies existing at law or in equity, and the parties shall, in addition to the duties, obligations, rights, powers, and remedies herein conferred, be entitled to avail themselves of all such other duties, obligations, rights, powers, and remedies as may now or hereafter exist.

     13. This Agreement may not be altered or amended, nor may any rights hereunder be waived, except by an instrument in writing and executed by the party or parties to be charged with such amendment or waiver.

     14. No waiver of any term, provision, or condition of this Agreement shall be deemed to be, or construed as, a further or continuing waiver of any such term, provision, or condition, or as a waiver of any other term, provision, or condition hereof.

     15. To the extent the parties have deemed necessary, they have consulted with their legal, tax, financial, and accounting advisors with respect to the subject matter of this Agreement.

     16. Pronouns in masculine, feminine, and neuter gender shall be construed to include any other gender.

     17. Words in the singular form shall be construed to include the plural, and words in the plural form shall be construed to include the singular, unless the context otherwise requires.

     18. This Agreement shall be binding upon the parties hereto and, except as otherwise prohibited, their respective successors and assigns.

     19. Except for the Recipient and World Services, and their permitted successors and assigns, nothing in this Agreement, express or implied, is intended to confer upon any other entity or person any benefits, rights, or remedies.

     20. This Agreement may be executed in counterparts and shall become operative when each party has executed and delivered at least one counterpart.

     21. This Agreement may be delivered by facsimile or similar transmission, and a facsimile or similar transmission evidencing execution shall be effective as a valid and binding agreement between the parties for all purposes.

     This Agreement has been executed on the dates set forth below to be effective as of the date set forth below.

     RECIPIENT: Super 8 Motel Developers, Inc.



     By: ____________________________

     Harvey Aman, President and Chief Operating Officer



ACCEPTED BY:  World Services, Inc.



     By: ____________________________

     Ronne Tarrell, President